UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Press Release

On November 9, 2026, Nexera Technologies Ltd (the “Company”) issued a press release titled “Nexera Technologies Completes Sale of KeepZone AI to a Global Aerospace and Defense Company for up to $6.5 million”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999, File No. 333-296968 and File No. 333-299177) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Nexera Technologies Ltd, dated November 9, 2026, titled “Nexera Technologies Completes Sale of KeepZone AI to a Global Aerospace and Defense Company for up to $6.5 million”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: November 12, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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